UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 15, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

KPN intends to make a recommended cash offer of EUR 6.25 per ordinary share for Getronics

Dated 30 July 2007

The Hague, Amsterdam, 30 July 2007

KPN intends to make a recommended cash offer of EUR 6.25 per ordinary share for Getronics

•                  KPN intends to make a recommended cash offer of EUR 6.25 per ordinary share for Getronics, or EUR 766 million in total; KPN is able to finance the offer from its existing financial resources, whilst remaining within the boundaries of its self-imposed financial framework

•                  The offer price represents a 23% premium to Getronics’ closing price on 27 July 2007, the last business day before this announcement

•                  The combination of KPN and Getronics will have outstanding capabilities in both IT and telecommunication services and provides the skills to become a prime contractor for converged ICT services

•                  The transaction fits with KPN’s stated ICT strategy of transforming its business segment into an end-to-end ICT services provider

•                  KPN will continue Getronics’ stated strategy to focus on the core operations in the Netherlands, Belgium, United Kingdom and North America, and global service delivery capabilities, to transfer the owned operations into partnerships, which Getronics currently has in progress (Iberia, and Hong Kong/China) and to evaluate the future of the other operations

•                  Getronics’ Supervisory Board and Management Board unanimously support the intended offer

Royal KPN N.V. (“KPN”) and Getronics N.V. (“Getronics” or the “Company”) jointly announce that the expectation is justified that agreement can be reached in connection with a public offer by KPN for all the issued and outstanding ordinary shares in Getronics (“Ordinary Shares”) at an offer price of EUR 6.25 in cash, inclusive of any dividend payable for the financial year 2007 (the “Offer Price”) per ordinary share (the “Offer”). Taking into account all organisational, social and financial aspects, the Supervisory Board and Management Board of Getronics (the “Boards”) believe that the Offers are in the best interest of all stakeholders. The Boards will unanimously recommend that Getronics shareholders accept the Offer. KPN further intends to make all-cash offers for all of the issued and outstanding senior notes convertible into ordinary shares in the capital of the Company, as well as for the cumulative preference shares issued by Getronics (see also under “Convertible bonds Getronics” below).

Last Twelve Months, Getronics has reported revenue and EBITAE of EUR 2,247m and EUR 60.5m respectively for continued operations, all as per the reporting definitions of Getronics.

Rationale for the Offer

Getronics has strong competences in workspace management and application services. Therefore, the proposed acquisition of Getronics will reinforce the stated ICT strategy of KPN’s business segment and further transform KPN from a communication service provider to an end-to-end provider of ICT services. Key benefits of combining Getronics with KPN are:

•                  combination becomes the prime contractor to provide end-to-end, integrated ICT services, with enhanced time-to-market and product development capabilities;

•                  significant cross-and up-selling opportunities to one another’s client bases;

•                  strong platform to benefit from the relatively untapped and fast growing SME market segment, leveraging the KPN sales force;

•                  expected synergies of at least EUR 50m per annum as of 2009;

•                  opportunity to use Getronics’ tax losses carry forward with NPV of over EUR 100m.

Commenting on the proposed Offer, Mr. Scheepbouwer (CEO of KPN), said: “Telecommunications and IT services are increasingly becoming two sides of the same coin. More and more companies are converging their telecoms and IT requirements, sourcing all services from a single end-to-end vendor. Combining Getronics’ business with our own will immediately add value and be transformational for our existing ICT business. It will give us in one step real critical mass and significant expertise, enhancing our opportunity to become the ICT partner of choice for our widened client-base in our key territories.”

Commenting on the proposed Offer, Mr. Wagenaar (CEO of Getronics), said: “This creates an unique opportunity to implement a joint complementary strategy that will provide instant financial stability to our business and a strong platform to further strengthen our position as a successful provider in converged ICT services in our key geographies. This proposal puts fair value on our craftsmanship, our rich client base comprising of many multinational and national clients, the high level of client satisfaction that we consistently achieve, our global service delivery and our outstanding competences in workspace management and application services”.

Offer highlights

The intended Offer would be a cash offer for all the issued and outstanding ordinary shares of Getronics. Based on the intended Offer Price of EUR 6.25 per ordinary share inclusive of any dividend payable for the financial year 2007 (“cum dividend”), Getronics’ issued and outstanding capital is valued at approximately EUR 766 million. The Offer Price of EUR 6.25 per ordinary share represents an excellent opportunity to Getronics shareholders to sell their interest in Getronics and implies a 23% premium to Getronics’ closing price on 27 July 2007, the business day before this announcement.

Convertible bonds Getronics

KPN further intends to make offers for (i) the EUR 100,000,000 5.5% listed unsubordinated convertible bonds due 2008 (“Bonds 2008”), of which EUR 10,869,000 is still outstanding, at a price of EUR 1,040 in cash plus accrued interest (Bonds 2008 Offer Price) per EUR 1,000 in principal amounts of the Bonds 2008 (“Bonds 2008 Offer”), (ii) the EUR 150,000,000 2.75% listed unsubordinated convertible bonds due 2010 (“Bonds 2010”) at a price of EUR 50,500 in cash plus accrued interest (Bonds 2010 Offer Price) per EUR 50,000 in principal amounts of the Bonds 2010 (“Bonds 2010 Offer”) and (iii) the EUR 95,050,000 3.875% listed unsubordinated convertible bonds due 2014 (“Bonds 2014”) at a price of EUR 52,500 in cash plus accrued interest (Bonds 2014 Offer Price) per EUR 50,000 in principal amounts of the Bonds 2014 (“Bonds 2014 Offer”, together with Bonds 2008 Offer, Bonds 2010 Offer and Offer the “Offers”).

Strategy, governance and organisation

KPN intends to continue Getronics’ strong global delivery capability for future-ready workspace management and related consulting and transformation services, supported by international partnerships. Therefore KPN will retain the international infrastructure required to service multinational customers. To optimise the benefits of the combination, KPN intends to integrate its own ICT and corporate solutions business into Getronics. It is expected that the Getronics brand name will be maintained as it is highly regarded by its customers and KPN actively pursues a multi-brand strategy. Going forward, KPN will review activities that are insufficiently linked.

Getronics’ Dutch and Belgian activities are at the core of KPN’s ICT strategy because KPN has significant activities in these countries already. As a consequence, KPN intends to rationalise central and group functions post-closing of the Offer. Redundancies are currently expected to be limited. KPN will also maintain Getronics’ sales and delivery capabilities in the UK and North America, which in turn supports serving Getronics’ international client base.

In line with Getronics’ stated strategy in Getronics’ 1 December 2006 company update, KPN intends to evaluate, in due course, non-core operations outside of the Netherlands, Belgium, United Kingdom and North America, while maintaining the strong global delivery capability for multinational customers. Furthermore, KPN intends to continue the intended transactions of the Iberia and Hong Kong/China operations that Getronics currently has in process, to the extent such transactions have not been completed upon the closing of the intended Offers.

If the Offers are declared unconditional, KPN intends to terminate Getronics’ listing on Euronext Amsterdam N.V. (“Euronext Amsterdam”) as soon as possible. Furthermore, subject to the necessary threshold being reached, KPN expects to initiate the statutory squeeze-out procedure in accordance with the Dutch Civil Code in order to acquire all shares held by minority shareholders or take such other steps to terminate the listing and/or acquire all shares that will not have been tendered, including effecting a legal merger (juridische fusie). Upon closing of the proposed Offers, KPN intends to appoint a new Getronics Board of Management and Supervisory Board, as the existing Boards will step down in mutual agreement on settlement. “As the Company now enters in to a new phase, we feel we should leave ample room for new leadership to further build on the strong position of the new combination”, said Mr. Wagenaar (CEO of Getronics).

Conditions precedent

The commencement of the Offers is subject to the satisfaction or waiver of certain pre-offer conditions customary for a transaction of this kind, such as no revocation of the recommendation of the Offers by the Boards of Getronics, the absence of a material adverse effect on the business of the Getronics group, obtaining regulatory approvals, obtaining the advice of Getronics’ and KPN’s works councils and concluding the discussion with the trade unions. The launch of the Offers is further subject to the (waivable) condition precedent that the holders of depositary receipts in respect of the cumulative preference shares commit irrevocably to the Offer or not to exercise conversion rights and to tender the depositary receipts (all under the condition precedent of the Offers being honoured).

The honouring of the Offers (gestanddoening) will be subject to certain customary conditions for a transaction of this type including, but not limited to the conditions that (i) at least 80% (on a fully diluted basis but excluding conversion of Bonds 2008, Bonds 2010 or of the cumulative preference shares) of Getronics’ issued and outstanding ordinary share capital has been tendered, (ii) approval by the relevant competition authorities has been obtained, and (iii) no material adverse change with respect to the business of Getronics has occurred.

KPN is entitled to a break fee of EUR 7 million in the event that the Getronics board recommends a competing proposal.

Further process

KPN and Getronics expect to reach full agreement on the intended Offers over the next weeks, including as to the composition of the Boards post-settlement of the Offers. The offer memorandum containing the terms and conditions of the Offers is currently expected to be published in September 2007, and the Offers will thereafter be discussed in an extraordinary general meeting of shareholders of Getronics.

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), Euronext Amsterdam N.V. and the Social Economic Council (Sociaal Economische Raad), and the relevant anti-trust authorities have been or will be informed of the intended Offers. The relevant trade unions have been duly notified. The works councils of Getronics and KPN will be requested for advice.

Advisors

ING Corporate Finance acts as financial advisor to KPN. ABN Amro acts as financial advisor to Getronics. Rabo Securities acts as financial advisor to the Supervisory Board of Getronics. Allen & Overy LLP acts as legal advisor to KPN. Stibbe acts as legal advisor to Getronics.

About KPN

KPN is the leading provider of telecommunications services in the Netherlands, serving customers with wireline and wireless telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

At June 30, 2007, KPN served 5.8 million wireline voice subscribers, 8.8 million mobile customers, 2.5 million Internet customers and 0.3 million TV customers in the Netherlands as well as 16.1 million mobile customers in Germany and Belgium. With 27,096 individuals (24,881 FTEs), KPN posted revenues of EUR 5.9bn, with an EBITDA of EUR 2.5bn in the first half year of 2007. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

About Getronics

With some 24,000 employees in 25 countries and revenues of EUR 2.6 billion in 2006, Getronics is a leading international provider of Information and Communication Technology (ICT) services and solutions.

Applying its expertise in workspace management, applications, and consulting and transformation services, Getronics helps organisations raise their performance and increase the productivity of their people, by providing them with the ability to share information and to work together efficiently, securely and effectively, wherever and whenever they need.

Getronics headquarters are in Amsterdam, with regional offices in Boston and Singapore. The Ordinary Shares and Bonds 2008 are listed on Eurolist by Euronext Amsterdam and the Bonds 2010 and Bonds 2014 are listed on the official list of the Luxembourg Stock Exchange. For further information about Getronics, visit www.Getronics.com.

Notes:

This announcement may contain forward-looking statements. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As such, they are not guarantees of future performance and are not intended to give any assurances as to future results.

This announcement does not constitute, or form any part of, an offer, or any solicitation of any offer, to buy or subscribe for any securities of Getronics N.V. or any other securities, nor shall it (or any part of it) form the basis of, or be relied upon in connection with, any contract therefore. In the event that such an offer is made, details of the offer will be set out in an Offer Memorandum, which will contain the full terms and conditions of the offer including how the offer can be accepted, and which will be made available to all holders of securities of Getronics N.V. free of charge.

This announcement is an advertisement and not a prospectus and holders of ordinary shares in Getronics N.V. should not make any decisions except on the basis of the information contained in the offer memorandum to be published in due course.

In particular, this announcement does not constitute an offer of, or the solicitation of any offer to buy or subscribe for, any shares in Getronics N.V. to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and therefore persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. In particular, this announcement is not for distribution in or into the United States of America, Australia, Canada and Japan. Furthermore, in the event that an offer is made, it will not be made directly or indirectly, in or into the United States of America, Australia, Canada and Japan.

This announcement will also be published in Dutch. In the event of any inconsistencies between the English and Dutch versions of this announcement, the English version will prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 16, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel